Kestra Investment Services, LLC

Statement of Financial Condition

December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kestra Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5707 Southwest Parkway, Building 2, Suite 400
(No. and Street)

Austin	TX	78735
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kelly Yin	1-844-553-7872	kelly.yin@kestrafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

	PCAOB #: 42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kestra Investment Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF TEXAS
DAPHNE BRADDOCK
MY COMMISSION EXPIRES
FEBRUARY 8, 2027
NOTARY ID: 13189443-1

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kestra Investment Services, LLC
Table of Contents
December 31, 2023



Ernst & Young LLP
2323 Victory Avenue
Suite 2000
Dallas, TX 75210

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Management and Board of Managers of Kingfisher Holding GP, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kestra Investment Services, LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 22, 2024

Kestra Investment Services, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	12,522,869
Receivable from broker dealers and clearing firm		27,202,560
Receivable from affiliates		1,134,130
Other assets		5,918,271
Total assets	$	**46,777,830**

Liabilities

Payable for commissions and fees	$	15,028,556
Accounts payable and other accrued liabilities		3,953,892
Payable to affiliates		1,335,880
Total liabilities		20,318,328

Member's equity

Additional paid-in capital		10,104,412
Retained earnings		16,355,090
Total member's equity		26,459,502
Total liabilities and member's equity	$	**46,777,830**

The accompanying notes are an integral part of the financial statement.

Kestra Investment Services, LLC
Notes to Statement of Financial Condition
December 31, 2023

1.   **Organization and Nature of Business**

Kestra Investment Services, LLC ("Company"), a Texas limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a dually registered member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company provides retail securities brokerage services through a nationwide network of registered representatives.

The Company is wholly-owned by Kestra Financial, Inc, ("Parent") through a single membership interest and class of membership in the Company. Pursuant to the Company's operating agreement, the Parent is not liable for any debts, obligations, or liabilities of the Company (whether any such debts, obligations, or liabilities arise in tort, contract, or otherwise) solely by reason of being the member or participating in the conduct of the business of the Company.

On June 3, 2019, Kingfisher Holding LP acquired Kestra Advisor Services Holdings A, Inc., ("Indirect Parent") and its affiliates. Kingfisher Holding LP is managed by Kingfisher Holding GP LLC, which is owned by funds affiliated with and controlled by Warburg Pincus LLC.

2.   **Significant Accounting Policies**

General
The statement of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the Company's statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the statement of financial condition. Estimates are used in determining such amounts as expense allocation for shared services support, valuation of litigation, contingency, and accruals of certain revenue receivables and expense liabilities. Actual results may differ from those estimates.

Securities transactions
Customer accounts are held by the clearing broker or other unaffiliated financial institutions.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair value measurements

Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;

Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not as active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets and liabilities are deemed to be Level 1 within the fair value hierarchy.

Capitalized recruiting costs

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors, and thereby bring their client's accounts to the Company, which generates commission revenue, and monthly service fee revenue to the Company. The Company capitalizes the incremental costs of obtaining a contract with a financial advisor if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These capitalized costs are included in other assets on the Statement of Financial Condition and are amortized over the length of the estimated relationship. The unamortized cost totals $974,559 at December 31, 2023.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

2.   *Income Taxes*

The Company is treated as a disregarded entity for income tax purposes. The accounts of the Company are included in the consolidated federal income tax return filed by the Indirect Parent.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potentially significant changes that management believes are more-likely-than-not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions taken or to be taken that require disclosure in the accompanying statement of financial condition.

3.   **Deposits Held by Clearing Broker and Clearing Organization**

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is approximately $150,000 of funds on deposit with the clearing broker and a clearing organization.

4.   **Related Party Transactions**

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered a Corporate Services Agreement among Parent, Kestra Advisory Services, LLC ("RIA"), and certain of Parent's acquired firms ("Subsidiaries"), under which Parent provides Shared Services and Home Office Services to the Company, RIA, and Subsidiaries. The Company reimburses Parent for such services on a regular basis.

For Shared Services, at December 31, 2023, a payable balance of $201,681, netted against other receivables, is included in the Payable to affiliates line on the Statement of Financial Condition.

For Home Office Services, at December 31, 2023, the payable balance is netted against the receivables from the Parent, resulting in a net receivable of $854,141 from the Parent. This amount is included in the Receivable from affiliates.

The Company has an Administrative Services Agreement with Parent, RIA and Subsidiaries. Based on this agreement, the Company obtains certain Administrative Services from Parent

through Subsidiaries to support the business activities of the Company, and the Company reimburses Parent for the expenses associated with such services on a regular basis. The Company has duly reimbursed Parent for the allocation as of December 31, 2023.

The Company has an Expense Sharing Agreement with RIA, under which the Company and RIA agree to share certain assets and services benefiting both parties, allocate associated fee income and expenses in a fair and reasonable manner and reimburse each other on a regular basis. At December 31, 2023, a payable balance of $1,118,505 is included on the Statement of Financial Condition in the Payable to affiliates line at December 31, 2023.

The Company also has a Networking Agreement with Kestra Private Wealth Services, LLC ("KPWS"), under which KPWS provides advisory services to certain registered representatives of the Company. PWS allocates the expenses associated with such services to the Company. A payable balance of $15,694 is included on the Statement of Financial Condition in the Payable to affiliates line at December 31, 2023.

The Statement of Financial Condition also includes $279,989 receivables from affiliates other than Parent, RIA, and PWS as disclosed above related to inter-company transactions.

5. Dividends to Parent

During 2023, the Company paid dividends to Parent in the amount of $43,500,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company's net capital of $9,797,643 was $8,457,720 in excess of its required minimum net capital of $1,339,923. The Company's ratio of aggregate indebtedness to net capital was 2.05 to 1 as of December 31, 2023.

As an NFA member and introducing broker-dealer, the Company is subject to a minimum net capital requirement of $45,000 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17. However, the Company's minimum net capital requirement pursuant to the SEC is $1,339,923. The Company's minimum net capital requirement is the greater of NFA or SEC requirements.

7. **Credit Risk**

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2023, all cash and cash equivalents were held at one institution, which were $11,869,647 in excess of the FDIC limit.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2023, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. **Commitments and Contingencies**

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

9. **Subsequent Events**

On January 29, 2024, the Company declared a $5,000,000 cash dividend payment to its Parent.

The Company has performed an evaluation of subsequent events from January 1, 2024 through February 22, 2024 the date of issuance of the statement of financial condition. There have been no other subsequent events that would require recognition or disclosure in the statement of financial condition.